UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

STEELE OCEANIC CORPORATION

Common Stock, Par Value $0.0001__ Per Share

(Title of Class of Securities)

858199 102

(CUSIP Number)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 18, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or

240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule,

including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.
(1) Names of Reporting Persons Small World Traders, LLC
I.R.S. Identification Nos. of above persons (entities only)
(2) Check the Appropriate Box if a		(A) |_|
Member of a Group (See Instructions)		(B) |_|
(3) SEC Use Only

(4) Source of Funds (See Instructions)		WC

(5) Check if Disclosure Of Legal Proceedings Is Required		|_|
Pursuant to Items 2(d) OR 2(e)
(6) Citizenship or Place of Organization United States

(7) Sole Voting Power 2,137,537
Number of Shares
Beneficially	(8) Shared Voting Power 2,137,537
Owned by Each
Reporting Person	(9) Sole Dispositive Power 2,137,537
With
(10) Shared Dispositive Power 2,137,537

(11) Aggregate Amount Beneficially Owned By Each Reporting
Person 2,137,537
(12) Check if the Aggregate Amount In Row (11)		|_|
Excludes Certain Shares (See Instructions)
(13) Percent of Class Represented by Amount in Row (11) 71.25%

(14) Type of Reporting Person (See Instructions) CO.
Michael Low as Managing Member of the LLC, is deemed to have voting and dispositive power, but no direct beneficiary ownership.

Item 1. Security and Issuer

This Schedule 13D relates to common stock with a par value $0.0001, of Steele Oceanic Corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2658 Del Mar Heights Rd. #520 Del Mar, CA 92014

Item 2. Identity and Background

(a) The name of the person filing this Statement is Small World Traders, LLC.

(b) The business address of the business is 1350 E. Flamingo Rd. #711 Las Vegas, NV 89119.

(c) Michael Low is the Manager of Small World Traders, LLC.

(d).  Small World Traders, LLC., during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

All purchases of common stock of were made using working capital. As of the date of event which required the filing of this Statement, Small World Traders, LLC used approximately $$200,327 to purchase a convertible promissory note (with +8% Interest) of its working capital and converted the outstanding obligation to an aggregate of 2,137,537 shares of common stock of Steele Oceanic Corporation.

Michael Low, on behalf of Small World Traders, LLC. exercises voting and dispositive control.

Item 4. Purpose of Transaction

All Steele Oceanic Corporation securities owned by Small World Traders, LLC., have been acquired by Small World Traders, LLC., for investment purposes only.

As of the date of this Schedule 13D, Small World Traders, LLC. has no plans or proposals which relate to or would result in any of the following actions:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) Small World Traders, LLC. beneficially owns 2,137,573 shares of common stock, or 71.25% of the outstanding common stock..

(b) Small World Traders, LLC. has  voting and dispositive power with respect to 2,137,573 shares of common stock.

(c)  Not applicable.

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2, and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

There are no materials required to be filed as exhibits.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: ______, 2017

Small World Traders, LLC

/s/ Michael Low

Name/Title: Michael Low/Manager

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)